October 31, 2019

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

       Re: Activision Blizzard, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed on February 28, 2019
           File No. 001-15839

Dear Mr. Durkin:

       We have reviewed your September 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 23, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Net Revenues, page 48

1. We note your response to prior comment 3. However, we also note that within your segment discussion there are numerous factors impacting revenue for each segment. For instance, the Activision segment was impacted by higher revenues from the Destiny 2,
      Call of Duty WWII, Call of Duty: Black Ops 4, Spryo Reignited Trilogy, which were offset by lower revenues from Call of Duty: Infinite Warfare. Tell us your consideration to include a quantified discussion (either in dollars or percentage change) of the franchises or titles that materially impacted your revenues for a particular segment. Dennis Durkin
FirstName Blizzard, Inc.
Activision LastNameDennis Durkin
Comapany NameActivision Blizzard, Inc.
October 31, 2019
Page 2
October 31, 2019 Page 2
FirstName LastName
Consolidated Statements of Operations, page F-4

2. We note from your response to prior comment 4 that product sales include full games sold at retail stores and through digital storefronts. Please clarify whether revenue for both the license to the game and the online functionality are included in product revenue. If so, explain further how you determined that the various online services provided in your games should be considered product revenue despite what your customers believe they are purchasing. In this regard, specifically address how you considered Rule 5-03(b)(1) and
         (2) in classifying your online services as product revenue.
3. Please provide us with a breakdown of your revenue by when such revenue is recognized
         (i.e. point-in-time vs. over-time). Also, tell us whether you considered including this information in your footnote disclosures or in management's discussion and analysis to provide investors with further insight into the timing and source of your revenue.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-17

4. We note your responses to prior comments 5, 6 and 10. We continue to evaluate your responses and may have further comments.
Online Hosted and Subscription Arrangements, page F-17

5. We note your response to prior comment 8. Please further explain how you determined that the software license and the other online activities in your subscription arrangements are highly interrelated and interdependent. In addition, tell us if you believe the standalone selling price of the software license would be significant in subscription arrangements that extend beyond one month. To the extent you do not recognize a software license as a separate performance obligation in your subscription arrangements, please explain further your disclosures on page 68 which state that the purchase of World of Warcraft software is classified as "Product sales" whereas revenues attributable to subscriptions are classified as "Subscription, licensing and other revenues." Lastly, clarify whether the expansion packs sold with your WoW subscriptions are available in both offline and online gameplay.
Other Revenues, page F-18

6. You state in your response to prior comment 9 that revenue from the sale of durable virtual goods is recognized over the period of time the good is available to the player and your performance obligation is satisfied, which is generally the estimated service period.
         Please clarify whether you recognize revenue from the sale of such goods over the service period remaining at the point in which the good was purchased. Alternatively, if the service period for the virtual goods extends beyond the remaining service period for the game, please explain why and tell us the specific guidance you considered.
 Dennis Durkin
Activision Blizzard, Inc.
October 31, 2019
Page 3


      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions.



FirstName LastNameDennis Durkin                         Sincerely,
Comapany NameActivision Blizzard, Inc.
                                                        Division of Corporation
Finance
October 31, 2019 Page 3                                 Office of Technology
FirstName LastName